Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

20 October 2005

Securities and Exchange C
Office of International Corpo
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 13

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1.	i. Call option agreement between Sime Darby Singapore Limited ("SDSL") and PSB Holdings Pte Ltd ii. Sale and purchase agreement between SDSL and Modern Asia Environmental Holdings Pte Ltd	06.10.2005
2.	Change in the interest of Employees Provident Fund Board, a substantial shareholder	10.10.2005
3.	Change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder	12.10.2005
4.	Changes in the interest of Permodalan Nasional Berhad, a substantial shareholder	12.10.2005
5.	Changes in the indirect interest of Yayasan Pelaburan Bumiputra	12.10.2005
6.	Acquisition of the entire issued and paid-up share capital of PPT Investments Pty Limited	13.10.2005

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Anita Sung
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/rh/jm/c:letter re EDMS

Form Version 2.0
General Announcement
Submitted by S DARBY on 06/10/2005 06:17:00 PM
Reference No SD-051005-38287

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Sime Darby Berhad
1. Call option agreement between Sime Darby Singapore Limited ("SDSL") and PSB Holdings Pte Ltd ("PSBH")
2. Sale and purchase agreement between SDSL and Modern Asia Environmental Holdings Pte Ltd ("MAEH")

* Contents :-

1. Introduction

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, SDSL, has today, entered into the following agreements:

(i) an option agreement with PSBH ("Option Agreement")
(ii) a sale and purchase agreement ("SPA") with MAEH.

2. Option Agreement

Pursuant to the Option Agreement, in consideration of the sum of S$1.00 paid by SDSL to PSBH, PSBH irrevocably grants SDSL an option, at any time from (and including) the date of the Option Agreement until 8 July 2006, to require PSBH to sell to SDSL (or its nominated party) its 10% equity interest in Technochem Private Limited ("Technochem") ("Option Shares") at an option price per Option Share equal to the audited net asset value per share of Technochem ("Option"). SDSL has exercised the Option today and will pay S$596,300 to PSBH for the Option Shares.

3. SPA

Pursuant to the SPA, SDSL has agreed to sell, and procure the sale of, the entire issued and paid-up share capital of Technochem comprising 3,500,000 ordinary shares of S$1.00 each (hereinafter referred to as "Sale Shares") to MAEH for a total cash consideration of S$9,239,000 subject to the adjustments referred to in paragraph 5(c) below ("Disposal").

4. Information on Technochem

Technochem is principally involved in the business of waste management, incineration and sales of solvents and chemicals. Presently the entire issued and paid-up share capital of Technochem is held by SDSL and PSBH in the proportion of 90% and 10% respectively. As such, the transaction with PSBH is considered a related party transaction for Sime Darby for the purpose of the Listing Requirements of Bursa Malaysia Securities Berhad.

By exercising the Option, SDSL will be able to acquire the Technochem shares currently owned by PSBH and sell these shares to MAEH pursuant to the SPA.

Upon completion of the Disposal, Technochem will cease to be a subsidiary of Sime Darby.

5. Salient terms of the SPA

a. Sale of Sale Shares

The Sale Shares will be acquired by MAEH free from all encumbrances and with all rights, dividends, entitlements and advantages as of and including the completion date.

b. Consideration

The consideration for the Disposal was arrived at on a "willing buyer-willing seller" basis.

c. Adjustment of sale consideration

The consideration is subject to adjustments based on, amongst others, Technochem's working capital balance as at 30 September 2005 as compared to its working capital balance as at 30 June 2005, to be paid on the first business day falling 30 days after the completion date.

d. Condition precedent

The completion of the Disposal is conditional upon SDSL delivering to MAEH a

plan prepared for the purpose of treating wastewater collected from an existing customer of Technochem.

e. Completion date

Completion of the Disposal is scheduled to take place on 28 October 2005 or such other date as the parties may agree in writing.

6. Rationale of the Disposal

The Disposal is in line with the Sime Darby Group's strategy to divest companies involved in non-core businesses of the Group.

7. Effects of the Option and the Disposal

The Option and the Disposal are not expected to have any material effect on the earnings and net tangible assets of the Sime Darby Group for the financial year ending 30 June 2006. The Option and the Disposal will not have any effect on the issued and paid-up share capital, and shareholding structure of Sime Darby.

8. Directors' and Substantial Shareholders' interest

None of the Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Option and the Disposal.

9. Statement by Directors

The Board of Directors, having considered all aspects of the Option and the Disposal, is of the opinion that they are in the best interests of Sime Darby and its shareholders.

This announcement is dated 6 October 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 10/10/2005 05:56:42 PM
Reference No SD-051010-6792A

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 19/09/2005	* 400,000	

*	Circumstances by reason of which change has occurred	: Purchase of shares by the EPF Board
*	Nature of interest	: Direct
	Direct (units)	: 350,947,805

	Direct (%)	: 14.63
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: 350,947,805
*	Date of notice	: 20/09/2005

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 26th of September 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 12/10/2005 05:30:32 PM
Submitted by S DARBY on 12/10/2005 05:34:50 PM
Reference No SD-051012-3A4DD

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 29/09/2005	* 98,000,000	

* Circumstances by reason of which change has occurred : Sale of shares by the Company

* Nature of interest	:	Direct
Direct (units)	:	682,545,732
Direct (%)	:	28.44
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	682,545,732
* Date of notice	:	29/09/2005

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 6th October 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 12/10/2005 05:30:39 PM
Submitted by S DARBY on 12/10/2005 05:34:50 PM
Reference No SD-051012-3A4DB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Permodalan Nasional Berhad
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 38218-X
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 29/09/2005	* 98,000,000	
Acquired	03/10/2005	300,000	
Acquired	04/10/2005	333,400	

* Circumstances by reason of which change has occurred : Purchase of shares by the company
* Nature of interest : Direct

Direct (units)	:	296,961,400
Direct (%)	:	12.37
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	296,961,400
* Date of notice	:	04/10/2005
Remarks	:	

The notices of change in substantial shareholding were received from Permodalan Nasional Berhad on 5th and 7th October 2005.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 12/10/2005 05:30:43 PM
Submitted by S DARBY on 12/10/2005 05:34:49 PM
Reference No HD-051012-29650

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Yayasan Pelaburan Bumiputra
* Address	:	c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	37113-P
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 29/09/2005	* 98,000,000	
Acquired	03/10/2005	300,000	
Acquired	04/10/2005	333,400	

* Circumstances by reason of which change has occurred	:	Purchase of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in

		Sime Darby Berhad through its shareholding of 100% less one share in Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad.
*	Nature of interest	: Deemed interest
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: 296,961,400
	Indirect/deemed interest (%)	: 12.37
*	Total no of securities after change	: 296,961,400
*	Date of notice	: 04/10/2005

Remarks :
The notices of change in substantial shareholding were received from Yayasan Pelaburan Bumiputra on 5th and 7th October 2005.

Form Version 2.0

General Announcement

Submitted by S DARBY on 13/10/2005 05:14:13 PM
Reference No SD-051013-52791

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Acquisition of the entire issued and paid-up share capital of PPT Investments Pty Limited

* Contents :-

Further to our announcement dated 12 September 2005, Sime Darby Berhad wishes to announce that the Australian Foreign Investment Review Board has, vide its letter dated 12 October 2005, advised that it has no objection to the proposed acquisition of the entire issued and paid-up share capital of the following companies, which hold the entire issued and paid-up share capital of PPT Investments Pty Limited:

(i) Peter Dunn Investments Pty Limited
(ii) Trevor Reading Investments Pty Limited
(iii) Peter Robinson Investments Pty Limited

This announcement is dated 13 October 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: